July 22, 2022

VIA EDGAR

Attention:  Filing Desk

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:                            abrdn Global Infrastructure Income Fund (the “Fund”) (File Number 811-23490)

Ladies and Gentlemen:

Pursuant to Rule 17g-1 under the Investment Company Act of 1940, as amended (“1940 Act”), enclosed for filing on behalf of the Fund please find:  (i) a copy of the Fund’s Financial Institutions Bond, Policy Number J06017368 (the “Bond”); and (ii) a copy of the resolutions approved by the Board of Trustees of the Fund at a Board meeting on March 15, 2022, which authorize the purchase of the Bond in a form and in an amount which is consistent with Rule 17g-1(d) under the 1940 Act.

Premiums have been paid for the period from May 14, 2022 to May 14, 2023. The Bond is written for a $10,350,000 limit of liability. Had the Fund  not been named as an insured under the Bond, it would have had to maintain a single insured bond in the amount of $600,000.

Sincerely,

/s/ Lucia Sitar
Lucia Sitar, Vice President
abrdn Global Infrastructure Income Fund

Enclosures

1900 Market Street, Suite 200

Philadelphia, PA 19103

Resolution for Approval of Fidelity Bond

After discussion, upon motion duly made and seconded, the following resolutions were unanimously adopted at the March 15, 2022 Board meeting at which all of the Board members were in attendance:

RESOLVED, that the Fund shall be named as an insured under a joint insured bond (the “Fidelity Bond”) with the other funds in the abrdn Fund complex, covering the officers and the other employees of the Fund from time to time, containing such provisions as may be required by the rules promulgated under the 1940 Act; and it is further

RESOLVED, that the proposed form and amount of the Fidelity Bond be, and the same hereby are, approved by the Board, including a majority of the Independent Trustees, based on such factors including, but not limited to the amount of the Fidelity Bond, the expected value of the assets of the Fund to which any person covered under the Fidelity Bond may have access, the estimated amount of the premium for such Fidelity Bond, the type and terms of the arrangements made for the custody and safekeeping of the Fund’s assets, and the nature of the securities in the Fund’s portfolio; and it is further

RESOLVED, that the share of the premium to be allocated to the Fund be, and hereby is, approved by the Board, including a majority of the Independent Trustees, after having given due consideration to, among other things, the number of other parties insured under the Fidelity Bond, the nature of the business activities of those other parties, the amount of the Fidelity Bond, the amount of the premium for such Fidelity Bond, the ratable allocation of the premium among the parties named as insureds, and the extent to which the share of the premium allocated to the Fund under the Fidelity Bond is less than the premium that the Fund would have had to pay had it maintained a comparable single insured bond; and it is further

RESOLVED, that the officers of the Fund be, and each of them hereby is, authorized and empowered to obtain the Fidelity Bond and pay the premium thereof; and it is further

RESOLVED, that an agreement certain funds in the abrdn Fund complex (including the Fund) providing that in the event that any recovery is received under the Fidelity Bond as a result of a loss sustained by the Fund and also by any other named insured, the Fund shall receive an equitable and proportionate share of the recovery, but in no event less than the amount it would have received had it provided and maintained a single insured bond with the minimum coverage required by paragraph (d)(1) of Rule 17g-1 is approved with such changes as the officers of the Fund with the advice of Fund counsel may determine to be necessary or desirable and proper, the execution of said joint fidelity bond agreement by such officers to be conclusive evidence of such determination; and it is further

RESOLVED, that the proper officers of the Fund are authorized and empowered to take such action with respect to obtaining additional fidelity bond coverage as they deem it necessary or appropriate pursuant to Rule 17g-1 under the 1940 Act; and it is further

RESOLVED, that the Secretary of the Fund, or her designee, be, and hereby is, designated as the party responsible for making the necessary filings and giving of notices with respect to the Fidelity Bond required by paragraph (g) of Rule 17g-1 under the 1940 Act; and it is further

RESOLVED, that the officers of the Fund be, and each of them hereby is, authorized and empowered to execute and deliver all instruments, certificates, agreements, or other documents and to do and perform any and all other acts and things that any such officer shall determine to be necessary, appropriate or desirable for the implementation of the foregoing resolutions or to effect or accomplish the intent of the foregoing resolutions, any such determination to be conclusively evidenced by the execution and delivery by any officer of any such instrument, certificate or other document or the doing or performing by any officer of any such act or thing.

					Financial Institution Bond
					For Investment Companies

DECLARATIONS					FEDERAL INSURANCE COMPANY
					Incorporated under the laws of Indiana, a stock
Name of Assured:					insurance company, herein called the Company
ABRDN FUNDS					One American Square 202 N Illinois Street,
Address of Assured:					Suite 2600
1900 MARKET STREET, SUITE 200					Indianapolis, IN 46282
PHILADELPHIA, PA 19103					Bond Number: J06017368

THIS IS NONPARTICIPATING WITH REGARD TO PAYING DIVIDENDS TO BONDHOLDERS.
Item 1.	Bond Period:		From:	May 14, 2022
			To:	May 14, 2023
At 12:01 A.M. local time at the Address of Assured.
Item 2.	Single Loss Limits Of Liability – Deductible Amounts:
			Insuring Clause		Single Loss Limit Of	Deductible Amount
					Liability
	1	.	Employee		$10,350,000	$0
	2	.	On Premises		$10,350,000	$50,000
	3	.	In Transit		$10,350,000	$50,000
	4	.	Forgery Or Alteration		$10,350,000	$50,000
	5	.	Extended Forgery		$10,350,000	$50,000
	6	.	Counterfeit Money		$10,350,000	$50,000
	7	.	Computer System Fraud		$10,350,000	$50,000
	8	.	Claims Expense		$10,000	$0
	9	.	Audit Expense		$10,000	$0
	10. Uncollectible Items Of Deposit				$10,350,000	$50,000
	11	.	Voice Initiated Funds Transfer		$10,350,000	$50,000
			Instruction

PF-52903D_PA (08/21)

Financial Institution Bond
For Investment Companies

IN WITNESS WHEREOF, the Company has caused this Bond to be signed by its Authorized Officers, but it shall not be valid unless also signed by a duly authorized representative of the Company.
FEDERAL INSURANCE COMPANY

PF-52903D_PA (08/21)

POLICYHOLDER DISCLOSURE
NOTICE OF
TERRORISM INSURANCE COVERAGE (for
policies with no terrorism exclusion or sublimit)
Insuring Company: Federal Insurance
Company

You are hereby notified that, under the Terrorism Risk Insurance Act (the “Act”), this policy makes available to you insurance for losses arising out of certain acts of terrorism. Terrorism is defined as any act certified by the Secretary of the Treasury of the United States, to be an act of terrorism; to be a violent act or an act that is dangerous to human life, property or infrastructure; to have resulted in damage within the
United States, or outside the United States in the case of an air carrier or vessel or the premises of a United
States Mission; and to have been committed by an individual or individuals as part of an effort to coerce the civilian population of the United States or to influence the policy or affect the conduct of the United States
Government by coercion.

You should know that the insurance provided by your policy for losses caused by acts of terrorism is partially reimbursed by the United States under the formula set forth in the Act. Under this formula, the
United States pays 85% of covered terrorism losses that exceed the statutorily established deductible to be paid by the insurance company providing the coverage. Beginning in 2016, the Federal share will be reduced by 1% per year until it reaches 80%, where it will remain.

However, if aggregate insured losses attributable to terrorist acts certified under the Act exceed $100 billion in a calendar year, the Treasury shall not make any payment for any portion of the amount of such losses that exceeds $100 billion.

10-02-1281 (03/15)

If aggregate insured losses attributable to terrorist acts certified under the Act exceed
$100 billion in a calendar year and we have met our insurer deductible under the Act, we shall not be liable for the payment of any portion of the amount of such losses that exceeds $100 billion, and in such case insured losses up to that amount are subject to pro rata allocation in accordance with procedures established by the Secretary of the Treasury.

The portion of your policy’s annual premium that is attributable to insurance for such acts of terrorism is: $
-0-	.

If you have any questions about this notice, please contact your agent or broker.

10-02-1281 (03/15)

Important Notice

The SEC Requires Proof of Your Fidelity Insurance Policy

Your company is now required to file an electronic copy of your fidelity insurance coverage (Chubb’s ICAP Bond policy) to the Securities and Exchange Commission (SEC), according to rules adopted by the SEC on June 12,
2006.

Chubb is in the process of providing your agent/broker with an electronic copy of your insurance policy as well as instructions on how to submit this proof of fidelity insurance coverage to the SEC. You can expect to receive this information from your agent/broker shortly.

The electronic copy of your policy is provided by Chubb solely as a convenience and does not affect the terms and conditions of coverage as set forth in the paper policy you receive by mail. The terms and conditions of the policy mailed to you, which are the same as those set forth in the electronic copy, constitute the entire agreement between your company and Chubb.

If you have any questions, please contact your agent or broker.

14-02-12160 (08/19)

Notice of Loss Control Services

Insuring Company: Federal Insurance Company
As a Chubb policyholder, you have loss prevention information and/or services available to you, as listed in this Notice. You may order any brochure by email to formsordering@chubb.com and to view our full suite of loss prevention brochures/services go to www.chubb.com/us/fl-lossprevention

Directors and Officers (D&O) Liability Loss Prevention Services

•	Directors and Officers Liability Loss Prevention Manuals:
Directors and Officers Liability Loss Preventions – #14-01-0035
Directors and Officers Securities Litigation Loss Preventions – #14-01-0448
Director Liability Loss Prevention in Mergers and Acquisitions – #14-01-1099
Directors and Officers Liability Loss Prevention for Not-for-Profit- -#14-01-0036
Cyber Loss Mitigation for Directors -#14-01-1199

Employment Practices Liability (EPL) Loss Prevention Services

•	Toll-free Hot Line
Have a question on how to handle an employment situation? Simply call 1.888.249.8425 to access the nationally known employment law firm of Jackson Lewis P.C. We offer customers an unlimited number of calls to the hot line at no additional charge.
•	ChubbWorks.com
ChubbWorks.com is a web-based platform that offers multiple services including overviews of employment laws, sample employment policies and procedures, and on-line training. To gain immediate access to ChubbWorks go to www.chubbworks.com and register using your policy number.
•	Employment Practices Loss Prevention Guidelines Manual
Employment Practices Loss Prevention Guidelines - #14-01-0061
•	Loss Prevention Consultant Services
Chubb has developed a network of more than 120 law firms, human resources consulting firms, and labor economist/statistical firms that offer specialized services for employment issues.
•	Public Company EPL Customers
Employment Practices Loss Prevention Guidelines – Written by Seyfarth Shaw exclusively for
Chubb this manual provides an overview of key employment issues faced by for-profit companies and offers proactive idea for avoiding employment lawsuits.
•	Private Company EPL Customers
Employment Practices Loss Prevention Guidelines – Written by Seyfarth Shaw exclusively for
Chubb this manual provides an overview of key employment issues for –profit companies and offers proactive idea for avoiding employment lawsuits.

14-02-23030 (05/2018)

Fiduciary Liability Loss Prevention Services

• Fiduciary Liability Loss Prevention Manual
Who May Sue You and Why: How to Reduce Your ERISA Risks and the Role of Fiduciary
Liability Insurance #14-01-1019

Crime Loss Prevention Services

• Crime/Kidnap, Ransom & Extortion Loss Prevention Manual

Preventing Fraud: How Anonymous Hotlines Can Help #14-01-1090

Cyber Security Loss Prevention Services

Visit: https://www2.chubb.com/us-en/business-insurance/cyber-security.aspx to learn more about Chubb’s Cyber Services for our policyholders.

Health Care Directors and Officers (D&O) Liability Loss Prevention Services

• Readings in Health Care Governance Manual
Readings in Health Care Governance -#14-01-0788
• ChubbWorks.com
ChubbWorks.com for Health Care Organizations – The Health Care Zone is a free online resource containing health care specific loss prevention information for employment practices liability, directors and officers (D&O) liability, and fiduciary liability exposures. To gain immediate access to ChubbWorks go to www.chubbworks.com and register using your policy number.
• Health Care D&O Loss Prevention Consultant Services
Health Care D& O Loss Prevention Consultant Services- #14-01-1164

--------------------
The services provided are advisory in nature. While this program is offered as a resource in developing or maintaining a loss prevention program, you should consult competent legal counsel to design and implement your own program. No liability is assumed by reason of the services, access or information provided. All services are subject to change without notice.

14-02-23030 (05/2018)

Notice to Policyholders

Insuring Company: Federal Insurance Company

Enclosed is your commercial insurance policy from Chubb. The bill that corresponds with this policy has been mailed separately. When you receive the bill, please pay the amount due by the date indicated. Payment should be made directly to Chubb. As always, prompt payment will keep your coverage in place.

If you have any questions about the attached policy or need assistance with additional insurance, contact your agent or broker. For questions about billing, call our Premium Accounting Service Center at 1-800-372-4822.
Thank you for insuring through Chubb.

99-10-0460B (08/19)

Chubb Producer Compensation
Practices & Policies

Chubb believes that policyholders should have access to information about Chubb's practices and policies related to the payment of compensation to brokers and independent agents. You can obtain that information by accessing our website at http://www.chubbproducercompensation.com or by calling the following toll-free telephone number:

1-866-512-2862.

ALL-20887a (09/19)

Trade or Economic
Sanctions Notice

TRADE OR ECONOMIC SANCTIONS NOTICE
This insurance does not apply to the extent that trade or economic sanctions or other laws or regulations prohibit us from providing insurance, including, but not limited to, the payment of claims. All other terms and conditions of the policy remain unchanged.

ALL-21101 (09/19)

IMPORTANT NOTICE TO
POLICYHOLDERS

Social Engineering Tips

Please read!

HAVE YOU BEEN TRICKED INTO WIRE FRAUD? TAKE IMMEDIATE ACTION!

If you believe you have transferred funds to a criminal posing as a legitimate business associate, you should act quickly:

1	.	Immediately contact the originating bank and request a recall of the wire transfer and confirm that recall in writing.

2	.	Immediately file a complaint with the FBI at www.ic3.gov. This reporting triggers the FBI’s Recovery Asset
Team and the FBI’s assistance seeking return of the wire transfer.

3	.	Preserve records of the incident, including emails sent and received in their original electronic state.
Correspondence and forensic information contained in these electronic files help investigators shed light on the perpetrator(s), and parties responsible for the incident.

4	.	Once the above steps are complete, contact Chubb per the instructions in your policy.

While neither recalling the wire transfer nor reporting to the FBI guarantees the return of your funds, these steps maximize the opportunity to mitigate your loss, assist the FBI in tracing the funds and help establish any insurance claim.

Simple Steps to Prevent Fraudulently Induced Wire Transfers

Email communication is efficient, but it is not a secure method of communication. Regardless of your familiarity with a contact, that contact’s email may be intercepted, altered and fabricated. You may reduce the chances of fraud by following these best practices:

1	.	Verify Email Requests by Telephone: Require those responsible for paying invoices or changing bank routing information to verify payment details over the phone, rather than by email or documents sent electronically. Making a phone call to a known, pre-existing telephone number remains the single best protection against fraud.

2	.	Segregate Wire Transfer Responsibilities: Establish a standing policy that requires at least three people to review and approve wire transfer requests, pay an invoice or change a business partner’s bank account information. Such requests should be entered by the initiator of the wire and verified by two independent signatories.

3	.	Turn on MFA for Cloud Email: Multifactor Authentication is available from all major email providers. It provides a layer of security to email accounts beyond a user’s account name and password, making it harder for criminals to impersonate you, your executives and your employees.

This document is for information only. It is offered as a resource to be used together with your professional insurance advisers in maintaining a loss prevention program. No liability is assumed by reason of the information this document contains.

ALL-317454 (03/21)

U. S. Treasury Department’s Office

Of Foreign Assets Control (“OFAC”)

Advisory Notice to Policyholders

This Policyholder Notice shall not be construed as part of your policy and no coverage is provided by this
Policyholder Notice nor can it be construed to replace any provisions of your policy. You should read your policy and review your Declarations page for complete information on the coverages you are provided.

This Notice provides information concerning possible impact on your insurance coverage due to directives issued by OFAC. Please read this Notice carefully.

The Office of Foreign Assets Control (OFAC) administers and enforces sanctions policy, based on
Presidential declarations of "national emergency". OFAC has identified and listed numerous:

l Foreign agents;
l Front organizations;
l Terrorists;
l Terrorist organizations; and
l Narcotics traffickers;

as "Specially Designated Nationals and Blocked Persons". This list can be located on the United States
Treasury's web site – http//www. treas. gov/ofac.

In accordance with OFAC regulations, if it is determined that you or any other insured, or any person or entity claiming the benefits of this insurance has violated U. S. sanctions law or is a Specially Designated
National and Blocked Person, as identified by OFAC, this insurance will be considered a blocked or frozen contract and all provisions of this insurance are immediately subject to OFAC. When an insurance policy is considered to be such a blocked or frozen contract, no payments nor premium refunds may be made without authorization from OFAC. Other limitations on the premiums and payments also apply.

PF-17914a (04/16)	Reprinted, in part, with permission of	Page 1 of 1
ISO Properties, Inc.

Notice to Policyholders

QUESTIONS ABOUT YOUR INSURANCE?

Answers to questions about your insurance, coverage information, or assistance in resolving complaints can be obtained by contacting:

CHUBB
Customer Support Service Department
436 Walnut Street
PO Box 1000
Philadelphia, PA 19106-3703
1-800-352-4462

PF-17993a (04/20)

Financial Institution Bond
For Investment Companies

The Company, in consideration of the premium paid, and in reliance on the Application and all other statements made and information furnished to the Company by the Assured, and subject to the Declarations made part of this
Bond and to all other terms, conditions, and limitations of this Bond, agrees to pay the Assured for:

I.		INSURING CLAUSES
1	.	Employee
Loss resulting directly from Larceny or Embezzlement committed by any Employee acting alone or in collusion with others.
2	.	On Premises
Loss of Property resulting directly from:
		a.	robbery, burglary, misplacement, mysterious unexplainable disappearance, damage or destruction; or
		b.	false pretenses, or common law or statutory larceny, committed by a natural person while on the premises of the Assured,
while the Property is lodged or deposited at premises located anywhere.
For the purpose of coverage under this Insuring Clause 2, the premises of securities depositories shall be deemed to be premises of the Assured, but only with respect to the loss of Certificated Securities.
Certificated Securities held by such depositories shall be deemed to be Property, but only to the extent of the Assured’s interest therein as detailed in the books and records of such depositories.
3	.	In Transit
Loss of Property resulting directly from common law or statutory larceny, misplacement, mysterious unexplainable disappearance, damage or destruction, while the Property is in transit anywhere in:
		a.	an armored motor vehicle, including loading and unloading thereof;
		b.	the custody of a natural person acting as a messenger of the Assured; or
		c.	the custody of a Transportation Company and being transported in a conveyance other than an armored motor vehicle, provided that covered Property transported in such manner is limited to the following:
(1) Written records;
(2) Certificated Securities issued in registered form, which are not endorsed or are restrictively endorsed; or
(3) Negotiable Instruments not payable to bearer, which are not endorsed or are restrictively endorsed.
Coverage under this Insuring Clause 3 begins immediately on the receipt of such Property by the armored motor vehicle, natural person messenger, or Transportation Company and ends immediately on delivery to the premises of the addressee or to any representative of the addressee located anywhere.
4	.	Forgery Or Alteration
Loss resulting directly from the Assured having, in good faith:
		a.	transferred, paid, or delivered any Property; or
		b.	established any credit or given any value,
in reliance on any Written and Original:

PF-52903 (08/21)

Financial Institution Bond
For Investment Companies

			(1)	Negotiable Instrument (other than an Evidence of Debt);
			(2)	Acceptance;
			(3)	Withdrawal Order or receipt for the withdrawal of Property;
			(4)	Certificate of Deposit;
			(5)	Letter of Credit; or
			(6)	instruction or advice directed to the Assured and purportedly signed by any Customer, any financial institution, or any Employee,
which
				i.	bears a Forgery; or
				ii.	is fraudulently materially altered.
For the purpose of this Insuring Clause 4, a reproduction of a handwritten signature is treated the same as the handwritten signature. An electronic or digital signature is not treated as a reproduction of a handwritten signature.
5	.	Extended Forgery
Loss resulting directly from the Assured having, in good faith, for its own account or the account of others:
		a.	acquired, sold or delivered, given value, extended credit or assumed liability in reliance on any Written and Original:
			(1)	Certificated Security;
			(2)	deed, mortgage or other instrument conveying title to, or creating or discharging a lien on, real property;
			(3)	Evidence of Debt; or
			(4)	Instruction,
which
				i.	bears a Forgery, but only to the extent the Forgery directly causes the loss;
				ii.	is fraudulently materially altered, but only to the extent the alteration directly causes the loss;
or
				iii.	is lost or stolen;
		b.	guaranteed in writing or witnessed any signature on any:
			(1)	transfer;
			(2)	assignment;
			(3)	bill of sale;
			(4)	power of attorney; or
			(5)	endorsement upon any item listed in a.(1) through a.(4) above, but only to the extent that such guarantee or signature directly causes the loss; or
		c.	acquired, sold or delivered, or given value, extended credit or assumed liability in reliance on any item listed in a.(1) or a.(2) above which is a Counterfeit Original, but only to the extent the Counterfeit
Original directly causes the loss.

PF-52903 (08/21)

Financial Institution Bond
For Investment Companies

Actual physical possession, and continued actual physical possession if taken as collateral, of the items listed in a.(1) through a.(4) above by an Employee, Custodian, or a federal or state chartered deposit institution of the Assured is a condition precedent to the Assured having relied on such items. Release or return of such collateral is an acknowledgment by the Assured that it no longer relies on such collateral.
For the purpose of this Insuring Clause 5, a reproduction of a handwritten signature is treated the same as the handwritten signature. An electronic or digital signature is not treated as a reproduction of a handwritten signature.
6	.	Counterfeit Money
Loss resulting directly from the receipt by the Assured in good faith of counterfeit Money.
7	.	Computer System Fraud
Loss resulting directly from the:
		a.	withdrawal, transfer, payment, or delivery of Property; or
		b.	creation, deletion, debiting, or crediting of an account of the Assured or Customer, which results directly from a Network Intrusion.
8	.	Claims Expense
Claims Expenses incurred by the Assured in determining the amount of covered loss under this Bond in excess of the applicable Deductible Amount.
9	.	Audit Expense
Audit Expenses incurred by the Assured by reason of the discovery of loss covered under Insuring
Clause 1.
10	.	Uncollectible Items Of Deposit
Loss resulting directly from the Assured having credited an account of a customer, shareholder, or subscriber on the faith of any Items of Deposit which prove to be uncollectible, provided that the crediting of such account causes:
		a.	redemptions or withdrawals to be permitted;
		b.	shares to be issued; or
		c.	dividends to be paid,
from an account of an Assured.
As a condition precedent to coverage under this Insuring Clause 10, the Assured must hold Items of
Deposit for the minimum number of days stated in the Application before permitting any redemptions or withdrawals, issuing any shares, or paying any dividends with respect to such Items of Deposit.
Items of Deposit shall not be deemed uncollectible until the Assured’s standard collection procedures have failed.
11	.	Voice Initiated Funds Transfer Instruction
Loss resulting directly from the Assured having, in good faith, transferred, paid, or delivered Money or
Securities in reliance upon any Voice Initiated Funds Transfer Instruction that purports, and reasonably appears, to have originated from:
		a.	the Customer;
		b.	an Employee acting on instructions of such Customer; or

PF-52903 (08/21)

Financial Institution Bond
For Investment Companies

			c.	a financial institution acting on behalf of such Customer with authority to make such instructions,

but which Voice Initiated Funds Transfer Instruction was, in fact, fraudulently issued without the knowledge of the Assured, Employee, or Customer.

As a condition precedent to coverage under this Insuring Clause 11, the Voice Initiated Funds Transfer
Instruction must be received and processed in accordance with the Designated Procedures as outlined in the Application furnished to the Company.

II.				GENERAL AGREEMENTS

	1	.		Automatic Increase – Limit Of Liability

If, during the Bond Period, an increase in the minimum amount of the Single Loss Limit Of Liability applicable to Insuring Clause 1 is required pursuant to Rule 17g-1 of the Investment Company Act of 1940,
as a result of:

			a.	the creation of a new Investment Company; or

			b.	an increase in the gross assets of Investment Companies covered under the Bond,

then the minimum required increase in the amount of the Single Loss Limit Of Liability applicable to
Insuring Clause 1 shall take place automatically for the remainder of the Bond Period without payment of an additional premium.

	2	.		Joint Assured

The first named Assured shall be deemed to be the sole agent of the other Assureds for all purposes under this Bond, including but not limited to the giving or receiving of any notice or proof required to be given and for the purpose of effecting or accepting any amendments to or termination of this Bond.

If the first named Assured ceases for any reason to be covered under this Bond, then the Assured next named on the Application shall thereafter be considered as the first named Assured for the purposes of this Bond.

The Company shall furnish each Assured with a copy of the Bond and with any amendment thereto, together with a copy of each formal filing of claim by any other Assured and notification of the terms of the settlement of each such claim prior to the execution of such settlement.

Knowledge possessed or discovery made by any Assured shall constitute knowledge possessed or discovery made by all of the Assureds for the purposes of this Bond.

All loss and other payments, if any, payable by the Company, shall be payable to the first named Assured without regard to such Assured’s obligations to others, and the Company shall not be responsible for the application by the first named Assured of any payment made by the Company. If the Company agrees to and makes payment to any Assured other than the first named Assured, such payment shall be treated as though made to the first named Assured.

The Company shall not be liable for loss sustained by one Assured to the advantage of any other Assured.

	3	.		Notice To Company Of Legal Proceedings Against Assured – Election To Defend

The Assured shall promptly give notice to the Company of any legal proceeding brought to determine the
Assured’s liability for any loss, claim or damage which, if established, would constitute a collectible loss under this Bond. Concurrent with such notice, and as requested thereafter, the Assured shall furnish copies of all pleadings and pertinent papers to the Company.

The Company may, at its sole option, elect to conduct the defense of all or part of such legal proceeding.
The defense by the Company shall be in the name of the Assured through attorneys selected by the
Company. The Assured shall provide all reasonable information and assistance as required by the
Company for such defense.

PF-52903 (08/21)

Financial Institution Bond
For Investment Companies

If the Company elects to defend all or part of any legal proceeding, the court costs and attorneys’ fees incurred by the Company and any settlement or judgment on that part defended by the Company shall be a loss under the applicable Insuring Clause of this Bond. In addition, if the amount demanded in the legal proceeding is greater than the amount recoverable under this Bond, or if a Deductible Amount is applicable, or both, the Company’s liability for court costs and attorneys’ fees incurred in defending all or part of such legal proceeding is limited to the proportion of such court costs and attorneys’ fees incurred that the amount recoverable under this Bond bears to the total of the amount demanded in such legal proceeding.
If the Company declines to defend the Assured, no settlement without the prior written consent of the
Company or judgment against the Assured shall determine the existence, extent or amount of coverage under this Bond, and the Company shall not be liable for any costs, fees and expenses incurred by the
Assured.
4	.	Representations Made By Assured
The Assured represents that all information it has furnished in the Application for this Bond or otherwise is complete, true and correct. Such Application and other information constitute part of this Bond. Any intentional misrepresentation, omission, concealment or incorrect statement of a material fact, in the
Application or otherwise, shall be grounds for rescission of this Bond.

III.		DEFINITIONS
As used in this Bond:
Acceptance means a draft which the drawee has, by signature written on it, engaged to honor as presented.
Assured means:
(1) the Investment Company listed under Name of Assured in the Declarations (the “first named
Assured”); or
(2) any other Investment Company listed in the Application.
Assured does not include any entity or organization that is not an Investment Company.
Assured’s Network means:
(1) the Assured’s Computer System; or
(2) an Electronic Communication System.
Audit Expenses means reasonable expenses incurred by the Assured with the Company’s prior written consent, which shall not be unreasonably withheld, for audits or examinations required by any governmental regulatory authority or self-regulatory organization to be conducted by such authority, organization, or their appointee. Audit Expense shall not include the Assured’s internal corporate costs
(such as salaries), attorneys’ fees, or expenses incurred by any customer.
Certificate of Deposit means an acknowledgment in writing by a financial institution of receipt of
Money with an engagement to repay it.
Certificated Security means a share, participation or other interest in property of the issuer, or an enterprise of the issuer, or an obligation of the issuer, which is:
(1) represented by an instrument issued in bearer or registered form;
(2) of a type commonly dealt in on securities exchanges or markets or commonly recognized in any area in which it is issued or dealt in as a medium for investment; and
(3) either one of a class or series or by its terms divisible into a class or series of shares, participations, interests or obligations.

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Claims Expenses means reasonable expenses incurred by the Assured with the Company’s prior written consent, which shall not be unreasonably withheld, solely for independent firms or individuals retained to determine the amount of a covered loss. Claims Expenses shall not include the Assured’s internal corporate costs (such as salaries), attorneys’ fees, or expenses incurred by any customer.
Computer System means a device or group of devices and all input, output, processing, storage, off-line media libraries (including third-party hosted computing services accessed across the internet, including infrastructure, platform, and software services), and communication facilities, including related communications networks, which are connected directly or indirectly to such device or group of devices.
Counterfeit Original means an imitation of an actual valid Original which is intended to deceive and be taken as the Original.
Cryptocurrency means a digital or electronic medium of exchange, operating independently of a central bank, in which encryption techniques are used to regulate the generation of units and to verify the transfer of such units.
Custodian means the institution designated by an Assured to maintain possession and control of its assets.
Customer means any shareholder of an Assured which has a written agreement with the Assured to transfer such shareholder’s Money or Securities through a Voice Initiated Funds Transfer
Instruction.
Customer Communication System means an:
(1) online portal or mobile application provided by the Assured for purposes of accessing a Customer’s account; or
(2) electronic mailing system hosted by the Assured or by a third party cloud service provider.
Director means any natural person duly elected or appointed:
(1) as an officer of the Assured;
(2) to the Assured’s board of directors; or
(3) as a trustee of the Assured.
Electronic Communication System means:
(1) Fedwire, Clearing House Interbank Payment System (CHIPS), Society for Worldwide Interbank
Financial Telecommunication (SWIFT), and similar automated interbank communication systems in which the Assured participates;
(2) Customer Communication System; or
(3) any communication system similar to those set forth in (1) and (2) of this definition in which the
Assured participates,
allowing for the input, output, examination, or transfer of electronic instructions into or from the
Assured’s Computer System.
Employee means any natural person:
(1) while in the regular service of an Assured in the ordinary course of such Assured’s business, whom such Assured compensates directly by salary or wage and has the right to control and direct in the performance of such service;
(2) Director while in the regular service of an Assured in the ordinary course of such Assured’s business, or while acting as a member of any committee duly elected or appointed to examine or audit or have custody of or access to Property of the Assured;
(3) intern while in the regular service of an Assured in the ordinary course of such Assured’s business;

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Financial Institution Bond
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(4)	provided by an employment contractor while in the regular service of an Assured in the ordinary course of such Assured’s business under the Assured’s supervision at any of the Assured’s premises;
(5)	employee of the Assured’s contracted:
	a.	investment advisor;
	b.	underwriter (distributor);
	c.	transfer agent;
	d.	shareholder accounting record-keeper; or
	e.	fund administrator,
while performing acts for the Assured in the capacity of an Employee;
(6)	attorney of a law firm retained by the Assured while performing legal services for the Assured; or
(7)	Processor, but only while such Processor is performing services and not:
	a.	creating, preparing, modifying, or maintaining the Assured’s computer applications or software programs; or
	b.	acting as a transfer agent or in any other agency capacity in issuing checks, drafts, or securities for the Assured.
Each employer of persons as set forth in (6) and (7) of this definition and the partners, officers, and other employees of such employers shall collectively be deemed to be one person for the purpose of the definition of Single Loss and in the event of payment under this Bond, the Company shall be subrogated to the
Assured’s rights of recovery, as stated in Section 12., Subrogation – Assignment – Recovery, of the
Conditions and Limitations, against any such employer.
Employee does not include:
(1)	any employee of a fund administrator for any employee benefit plan; or
(2)	any employee of a transfer agent, shareholder accounting record-keeper, or fund administrator which is:
	a.	not an “affiliated person” (as defined in Section 2(a) of the Investment Company Act of 1940) of an
Assured or of the investment advisor or underwriter (distributor) of such Assured; or
	b.	a “bank” (as defined in Section 2(a) of the Investment Company Act of 1940).
Evidence of Debt means an instrument, including a Negotiable Instrument, executed by a Customer and held by the Assured, which in the regular course of business is treated as evidencing the Customer’s debt to the Assured.
Forgery means:
(1)	affixing the handwritten signature, or a reproduction of the handwritten signature, of another natural person without authorization and with the intent to deceive; or
(2)	affixing the name of an organization as an endorsement to a check without authority and with the intent to deceive,
provided that a signature which consists in whole or in part of one’s own name signed with or without authority, in any capacity, for any purpose is not a Forgery.
Initial Transaction Statement means the first written statement signed by or on behalf of the issuer of an Uncertificated Security sent to the registered owner or registered pledgee containing:

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Financial Institution Bond
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(1) a description of the issue of which the Uncertificated Security is a part;
(2) the number of shares or units transferred to the registered owner, pledged by the registered owner to the registered pledgee, or released from pledge by the registered pledgee;
(3) the name, address and taxpayer identification number, if any, of the registered owner and registered pledgee; and
(4) the date the transfer, pledge or release was registered.
Instruction means a written order to the issuer of an Uncertificated Security requesting that the transfer, pledge or release from pledge of the specified Uncertificated Security be registered.
Investment Company means any entity registered under the Investment Company Act of 1940.
Items of Deposit means one or more checks or drafts drawn upon a financial institution in the United
States of America.
Larceny or Embezzlement means larceny and embezzlement as defined under Section 37 of the
Investment Company Act of 1940.
Letter of Credit means an engagement in writing by a bank or other person made at the request of a customer that the bank or other person will honor drafts or other demands for payment in compliance with the conditions specified in the engagement.
Money means a medium of exchange in current use authorized or adopted by a domestic or foreign government as part of its currency.
Negotiable Instrument means any writing:
(1) signed by the maker or drawer;
(2) containing an unconditional promise or order to pay a sum certain in Money and no other promise, order, obligation or power given by the maker or drawer;
(3) payable on demand or at a definite time; and
(4) payable to order or bearer.
Negotiable Instrument includes a substitute check as defined in the Check Clearing for the 21st Century
Act, and shall be treated the same as the Original it replaced.
Network Intrusion means the:
(1) unauthorized access; or
(2) entry of an unauthorized application or software program, into the Assured’s Network, by any entity or natural person, except an Employee or any authorized representative of the Assured.
Original means the first rendering or archetype and does not include photocopies or electronic transmissions even if received and printed.
Processor means an employee of any entity authorized by the Assured to perform data processing of the
Assured’s checks and accounting records related to such checks. Processor does not include any employee of a Federal Reserve Bank or clearing house.
Property means Money; Securities; Initial Transaction Statement; Negotiable Instrument;
Certificate of Deposit; Acceptance; Evidence of Debt; Withdrawal Order; Letter of Credit;
insurance policy; abstract of title, deed and mortgage on real estate; revenue and other stamps; precious metals in any form; and books of accounts and other Written records, but not electronic data processing records or media.
Property does not include electronic data or Cryptocurrency.

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Securities means either Certificated Securities or Uncertificated Securities.
Single Loss means all covered loss, court costs, and attorneys’ fees resulting from:
(1) any one act of burglary, robbery or attempt at either, in which no Employee is implicated;
(2) any one act or series of related acts on the part of any natural person resulting in the damage, destruction, or misplacement of Property;
(3) all acts other than those specified in (1) and (2) of this definition, caused by any natural person or in which such natural person is implicated; or
(4) any one event not specified in (1), (2) or (3) of this definition.
Transportation Company means any organization which provides its own or its leased vehicles for transportation or which provides freight forwarding or air express services.
Uncertificated Security means a share, participation or other interest in property of the issuer, or an enterprise of the issuer, or an obligation of the issuer, which is:
(1) not represented by an instrument and the transfer of which is registered on books maintained for that purpose by or on behalf of the issuer;
(2) of a type commonly dealt in on securities exchanges or markets; and
(3) either one of a class or series or by its terms divisible into a class or series of shares, participations, interests or obligations.
Voice Initiated Funds Transfer Instruction means those oral instructions which authorize the transfer of Money in a Customer’s account, or of a Customer’s Securities, and which are:
(1) made over a telecommunications device; and
(2) directed to those natural persons specifically authorized to receive such instructions by such telecommunications device.
Withdrawal Order means a non-negotiable instrument, other than an Instruction, signed by a
Customer authorizing the Assured to debit the Customer’s account in the amount of funds stated
therein.
Written means expressed through letters or marks placed upon paper and visible to the eye.
For the purposes of these definitions, the singular includes the plural and the plural includes the singular, unless otherwise indicated.

IV.			EXCLUSIONS
1	.		General Exclusions – Applicable To All Insuring Clauses
This Bond does not cover loss resulting directly or indirectly from:
		a.	riot or civil commotion outside the United States of America and Canada, or any loss due to military, naval or usurped power, war or insurrection. This Exclusion 1.a., however, shall not apply to loss which occurs in transit in the circumstances recited in Insuring Clause 3, provided that when such transit was initiated there was no knowledge on the part of any person acting for the Assured of such riot, civil commotion, military, naval or usurped power, war or insurrection;
		b.	the effects of nuclear fission or fusion, radioactivity, or chemical or biological contamination;
		c.	the loss of potential income. This Exclusion 1.c., however, shall not apply to interest and dividends accrued to the benefit of the Assured or any Customer prior to the discovery of a covered loss, whether or not such accrued interest or dividends have been paid into the account of such Assured or
Customer as of the discovery of such covered loss;

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d.	damages of any type for which the Assured is legally liable, except compensatory damages, but not multiples thereof, arising from a loss covered under this Bond;
e.	all costs, fees and expenses incurred by the Assured:
(1)	in establishing the existence of or amount of loss covered under this Bond, except for loss covered under Insuring Clause 8 or 9; or
(2)	as a party to any legal proceeding, even if such legal proceeding results in a loss covered by this
Bond;
f.	indirect or consequential loss of any nature, except for loss covered under Insuring Clause 8 or 9. This
Exclusion 1.f., however, shall not apply to interest and dividends accrued to the benefit of the Assured or any Customer prior to the discovery of a covered loss, whether or not such accrued interest or dividends have been paid into the account of such Assured or Customer as of the discovery of such covered loss;
g.	any violation by the Assured or by any Employee:
(1)	of any law regulating:
i.	the issuance, purchase or sale of securities;
ii.	securities transactions on security or commodity exchanges or the over the counter market;
iii.	investment companies; or
iv.	investment advisors; or
(2)	of any rule or regulation made pursuant to any such law;
h.	the loss or disclosure of confidential information, material or data, while in the care, custody or control of the Assured, including but not limited to patents, trade secrets, processing methods, customer lists, financial information, credit card information, health information, retirement or health savings account information, or any similar type of non-public information. This Exclusion 1.h., however, shall not apply when such information, material or data is used to support or facilitate the commission of any act otherwise covered under this Bond;
i.	fees, costs, fines, penalties or any other expenses incurred by an Assured which result, directly or indirectly, from the access to or disclosure of an Assured’s or another entity’s or person’s confidential or personal information, including but not limited to patents, trade secrets, processing methods, customer lists, financial information, credit card information, health information, retirement or health savings account information, or any similar type of non-public information;
j.	liability resulting from disclosure of or acting on material nonpublic information;
k.	liability assumed by the Assured by agreement under any contract, unless loss under this Bond would be covered in the absence of such agreement;
l.	the dishonest acts of any Director who is not an Employee, acting alone or in collusion with others;
m.	any modification, damage, destruction, deletion, or corruption of any application or software program within the Assured’s Network, except for loss covered under Insuring Clause 7;
n.	a threat or series of threats to:
(1)	gain access to the Assured’s Computer System and sell or disclose confidential information stored within the Assured’s Computer System; or
(2)	modify, damage, destroy, delete, or corrupt any application or software program within the
Assured’s Computer System;
o.	costs or expenses of any independent forensic analysts or network security consultants engaged to investigate or assess any actual or alleged threat;

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		p.	costs or expenses incurred to identify or remediate application or software program errors or vulnerabilities, or costs to update, replace, restore, upgrade, maintain, or improve a Computer
System;
		q.	costs or expenses incurred to replace, restore, recreate, collect, or recover any application or software program; or
		r.	Cryptocurrency.
2	.	Specific Exclusions – Applicable To All Insuring Clauses Except Insuring Clause 1
This Bond does not cover loss resulting directly or indirectly from:
		a.	the acts of an Employee, except for loss covered under:
(1) Insuring Clause 2 or 3 which results directly from misplacement, mysterious unexplainable disappearance, or damage or destruction of Property; or
(2) Insuring Clause 11;
		b.	the surrender of a ransom or extortion payment away from the Assured’s premises as a result of a threat to do bodily harm to any person, or to do damage to the premises or Property of the Assured, except for loss covered under Insuring Clause 3.b.;
		c.	payments made or withdrawals from any account involving erroneous credits to such account, unless such payments or withdrawals are physically received by such depositor or representative of such depositor who is within the premises of the Assured at the time of such payment or withdrawal;
		d.	any Uncertificated Security, except for loss covered under Insuring Clause 7;
		e.	the loss of Property while:
(1) in the mail;
(2) in the custody of a Transportation Company, except for loss covered under Insuring Clause 3;
or
(3) located on the premises of an armored motor vehicle operator;
		f.	damages resulting from any civil, criminal or other legal proceeding in which the Assured is adjudicated to have engaged in Racketeering activity;
		g.	the failure for any reason of a financial or depository institution, its receiver or other liquidator to pay or deliver funds or Property to the Assured, except for loss of Securities covered under Insuring
Clause 2;
		h.	instructions issued by a Customer to the Assured when such instructions are made, sent, or originated by a natural person authorized by the Customer to make, send, or originate any instructions;
		i.	the use of credit, debit, charge, access, convenience, identification, cash management, or other cards whether such cards were issued, or purport to have been issued, by the Assured or by any entity other than the Assured;
		j.	Items of Deposit which are not finally paid for any reason including, but not limited to, Forgery or any other fraud, except for loss covered under Insuring Clause 10;
		k.	the acts of any agent, broker, factor, commission merchant, independent contractor, intermediary, finder, or other representative of the same general character of the Assured; or
		l.	the acts of any employee, agent, broker, factor, commission merchant, independent contractor, intermediary, finder, or other representative of the same general character of any third party, while conducting business with the Assured on behalf of such third party.

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3	.	Specific Exclusions – Applicable To All Insuring Clauses Except Insuring Clauses 1, 4, and 5
This Bond does not cover loss resulting directly or indirectly from:
		a.	the complete or partial non-payment of or default on any loan whether such loan was procured in good faith or through trick, artifice, fraud, or false pretenses, except for loss covered under Insuring Clause
7 ;
		b.	any Forgery or any alteration, except for loss covered under Insuring Clause 7; or
		c.	any counterfeit, except for loss covered under Insuring Clause 6.
4	.	Specific Exclusions – Applicable To Insuring Clause 7
This Bond does not cover loss resulting directly or indirectly from:
		a.	any transfer, payment, or delivery of Money or Securities:
(1) authorized by an Employee; or
(2) arising out of any misrepresentation received by any Employee, agent, broker, factor, commission merchant, independent contractor, intermediary, finder, or other representative of the same general character of the Assured,
whether such transfer, payment, or delivery was made in good faith or as a result of trick, artifice, fraud, or false pretenses;
		b.	forged, altered or fraudulent Negotiable Instruments, Securities, documents or written instruments used as source documentation for input into a Computer System;
		c.	any investment in Securities, or ownership in any corporation, partnership, real property, commodity or similar instrument, whether or not such investment is genuine or fraudulent;
		d.	mechanical failure, faulty construction, error in design, latent defect, wear and tear, gradual deterioration, electrical disturbance, the Assured’s Network failure or breakdown, any malfunction or error in programming, or error or omission in processing;
		e.	entries or changes made by a natural person with authorized access to the Assured’s Network who acts in good faith on instructions, unless such instructions are given to that person by a software contractor or its partner, officer, or employee authorized to design, develop, prepare, supply, service, write or implement programs for the Assured’s Network; or
		f.	entries or changes made at an Electronic Funds Transfer System or a Customer
Communication System by a:
(1) Customer; or
(2) natural person with authorized access to the Customer’s authentication credentials or mechanism.
5	.	Specific Exclusions – Applicable To Insuring Clause 11
This Bond does not cover loss resulting directly or indirectly from any Voice Initiated Transfer
Instruction from a:
(1) Customer; or
(2) natural person with authorized access to the Customer’s verification credentials or mechanism.

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V.				CONDITIONS AND LIMITATIONS
	1	.		Anti-Bundling
If any Insuring Clause requires that an enumerated type of document be fraudulently materially altered or a Counterfeit Original, or contain a signature which is a Forgery or obtained through trick, artifice, fraud, or false pretenses, the material alteration or Counterfeit Original or fraudulent signature must be on or of the enumerated document itself not on or of some other document submitted with, accompanying or incorporated by reference into the enumerated document.
	2	.		Change Or Modification
No change in or modification of this Bond shall be effective except when made by written endorsement to this Bond signed by an authorized representative of the Company.
If this Bond is for a sole Assured, no change or modification which would adversely affect the rights of the
Assured shall be effective prior to sixty (60) days after written notice has been furnished by the acting party to the U.S. Securities and Exchange Commission.
If this Bond is for joint Assureds, no change or modification which would adversely affect the rights of any
Assured shall be effective prior to sixty (60) days after written notice has been furnished by the Company to all Assureds and to the U.S. Securities and Exchange Commission.
	3	.		Conformity
If any time period limitation within this Bond is prohibited by any law controlling this Bond’s construction, such limitation shall be deemed to be amended so as to equal the minimum period of limitation provided by such law.
	4	.		Cooperation Of Assured
At the Company’s request and at reasonable times and places designated by the Company, the Assured shall:
			a.	submit to examination by the Company and subscribe to the same under oath;
			b.	produce for the Company’s examination all pertinent records; and
			c.	cooperate with the Company in all matters pertaining to the loss.
The Assured shall execute all papers and render all assistance to secure to the Company the rights and causes of action provided for under this Bond. The Assured shall do nothing after discovery of any loss to prejudice such rights or causes of action.
	5	.		Covered Property
This Bond shall apply to loss of Property:
			a.	owned by the Assured;
			b.	held by the Assured in any capacity; or
			c.	for which the Assured is legally liable.
This Bond shall be for the sole use and benefit of the Assured.
	6	.		Deductible Amount
The Company shall be liable under this Bond only for the amount by which any Single Loss is greater than the applicable Deductible Amount as stated in Item 2 of the Declarations.
There shall be no deductible applicable to any loss sustained by any Assured and covered under Insuring
Clause 1.

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Financial Institution Bond
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7	.	Discovery
This Bond applies only to loss first discovered by a Director during the Bond Period. Discovery occurs at the earlier of a Director learning of:
		a.	facts which may subsequently result in a loss of a type covered by this Bond; or
		b.	an actual or potential claim in which it is alleged that the Assured is liable to a third party, regardless of when the act or acts causing or contributing to such loss occurred, even though the amount of loss does not exceed the applicable Deductible Amount, or the exact amount or details of loss may not then be known.
8	.	Limit Of Liability
The payment of any loss under this Bond shall not reduce the liability of the Company for other losses whenever sustained, provided that:
		a.	the Company’s liability for each Single Loss shall not exceed the applicable Single Loss Limit Of
Liability as stated in Item 2 of the Declarations or as set forth under General Agreement 1, and shall not be cumulative in amounts from year to year or from Bond Period to Bond Period;
		b.	if a Single Loss is covered under more than one Insuring Clause, the maximum payable shall not exceed the largest applicable Single Loss Limit Of Liability; and
		c.	the Company’s liability for loss or losses sustained by more than one Assureds, or all Assureds, shall not exceed the total amount for which the Company would be liable under this Bond if such loss or losses were sustained by any one Assured.
9	.	Notice To Company – Proof – Legal Proceedings Against Company
		a.	The Assured shall give the Company notice at the earliest practicable moment, not to exceed sixty (60)
days after discovery of a loss, in an amount that is in excess of 50% of the applicable Deductible Amount, as stated in Item 2 of the Declarations.
		b.	The Assured shall furnish to the Company proof of loss, duly sworn to, with full particulars, within six
(6) months after such discovery.
		c.	Certificated Securities listed in a proof of loss shall be identified by certificate or bond numbers, if issued with them.
		d.	Legal proceedings for the recovery of any loss under this Bond shall not be brought prior to the expiration of sixty (60) days after the proof of loss is filed with the Company or after the expiration of twenty-four (24) months from the discovery of such loss.
		e.	This Bond affords coverage only in favor of the Assured. No claim, suit, action or legal proceeding shall be brought under the Bond by anyone other than the Assured.
		f.	All such notices shall be given in writing to one of the following addresses:
(1) ChubbClaimsFirstNotice@chubb.com; or
(2) Attn: Chubb Claims Department
Chubb
P.O. Box 5122
Scranton, PA 18505
		g.	All other notices to the Company under this Bond shall be given in writing to the following address:
(1) NA.FinancialLines@chubb.com; or

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(2) Attn: Chubb Underwriting Department
Chubb
202B Hall’s Mill Road
Whitehouse Station, NJ 08889

All notices described above shall be effective on the date of receipt by the Company.

10	.	Other Insurance

		a.	Coverage under this Bond shall apply only as excess over any other valid and collectible insurance, indemnity or suretyship obtained by or on behalf of:

(1) the Assured;

(2) a Transportation Company; or

(3) another entity on whose premises the loss occurred or which employed the person causing the loss or engaged the messenger conveying the Property involved.

		b.	Solely with respect to Insuring Clause 7, in the event of a loss covered under this Bond and also covered under other valid and collectible insurance issued by the Company, or a parent, subsidiary or affiliate of the Company to the Assured, the Single Loss Limit Of Liability under this Bond shall be reduced by any payment under any other such valid and collectible insurance and only the remainder, if any, shall be applicable to such loss covered hereunder.

11	.	Securities Settlement

In the event of a loss of Securities covered under this Bond, the Company may, at its sole discretion, purchase replacement Securities, tender the value of the Securities in Money, or issue its indemnity to effect replacement Securities.

The indemnity required from the Assured under the terms of this Section against all loss, cost or expense arising from the replacement of Securities by the Company’s indemnity shall be:

		a.	for Securities having a value less than or equal to the applicable Deductible Amount – one hundred
(100%) percent;

		b.	for Securities having a value in excess of the applicable Deductible Amount but within the Single Loss
Limit Of Liability – the percentage that the Deductible Amount bears to the value of the Securities;
or

		c.	for Securities having a value greater than the applicable Single Loss Limit Of Liability – the percentage that the Deductible Amount and portion in excess of the Single Loss Limit Of Liability bears to the value of the Securities.

The value referred to in Sections 11.a., b., and c. is the value in accordance with Section 14., Valuation, regardless of the value of such Securities at the time the loss under the Company’s indemnity is sustained.

The Company is not required to issue its indemnity for any portion of a loss of Securities which is not covered by this Bond, however, the Company may do so as a courtesy to the Assured in its sole discretion.

The Assured shall pay the proportion of the Company’s premium charge for the Company’s indemnity as set forth in Sections 11.a., b., and c. No portion of the Single Loss Limit Of Liability shall be used as payment of premium for any indemnity purchased by the Assured to obtain replacement Securities.

12	.	Subrogation – Assignment – Recovery

In the event of a payment under this Bond, the Company shall be subrogated to all of the Assured’s rights of recovery against any person or entity to the extent of such payment. On request, the Assured shall deliver to the Company an assignment of the Assured’s rights, title and interest and causes of action against any person or entity to the extent of such payment.

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Recoveries, whether effected by the Company or by the Assured, shall be applied net of the expense of such recovery, in the following order:
		a.		first, to the satisfaction of the Assured’s covered loss which would otherwise have been paid but for the fact that it is in excess of the Single Loss Limit Of Liability;
		b.		second, to the Company in satisfaction of amounts paid in settlement of the Assured’s claim;
		c.		third, to the Assured in satisfaction of the applicable Deductible Amount; and
		d.		fourth, to the Assured in satisfaction of any loss suffered by the Assured which was not covered under this Bond.
Recovery from reinsurance or indemnity of the Company shall not be deemed a recovery under this Section.
13	.	Termination
		a.		If the Bond is for a sole Assured, it shall not be terminated unless written notice shall have been given by the acting party to the affected party and to the U.S. Securities and Exchange Commission not less than sixty (60) days prior to the effective date of such termination.
		b.		If the Bond is for a joint Assured, it shall not be terminated unless written notice shall have been given by the acting party to the affected party, and by the Company to all Assureds and to the U.S. Securities
and Exchange Commission, not less than sixty (60) days prior to the effective date of such termination.
		c.		If any Director, not acting in collusion with an Employee, discovers any dishonest or fraudulent act committed by such Employee, whether in the employment of the Assured or otherwise, and whether against the Assured or any other person or entity, the Assured:
			i.	shall immediately remove such Employee from a position that would enable such Employee to cause the Assured to suffer a loss covered by this Bond; and
			ii.	within forty-eight (48) hours of discovering an Employee has committed any dishonest or fraudulent act, shall notify the Company of such action and provide full particulars of such dishonest or fraudulent act.
		d.		This Bond terminates as to any Employee sixty (60) days after receipt by each Assured and the U.S.
Securities and Exchange Commission of written notice from the Company of its decision to terminate this Bond as to any Employee.
14	.	Valuation
		a.		Books Of Account Or Other Records
The value of any loss of Property consisting of books of account or other records used by the Assured in the conduct of its business shall be the amount paid by the Assured for blank books, blank pages, or other materials which replace the lost books of account or other records, plus the cost of labor paid by the Assured for the actual transcription or copying of data to reproduce such books of account or other records.
		b.		Money
Any loss of Money, or loss payable in Money, shall be paid in the Money of the United States of
America or the dollar equivalent of it, determined by the free market rate of exchange in effect at the time of discovery of such loss.
		c.		Other Property
The value of any loss of Property, except as otherwise provided for in this Section 14., shall be the actual cash value or the cost of repairing or replacing such Property with Property of like quality and value, whichever is less.

PF-52903 (08/21)

Financial Institution Bond
For Investment Companies

	d.	Securities

The value of any loss of Securities shall be the average market value of such Securities on the business day immediately preceding discovery of such loss, provided that the value of any Securities replaced by the Assured, with the consent of the Company and prior to the settlement of any claim for them, shall be the actual market value at the time of replacement. In the case of a loss of interim certificates, warrants, rights or other Securities, the production of which is necessary to the exercise of subscription, conversion, redemption or deposit privileges, the value of them shall be the market value of such privileges immediately preceding their expiration if the loss is not discovered until after their expiration. If no market price is quoted for such Securities or for such privileges, the value shall be fixed by agreement of the parties.

VI.	COMPLIANCE WITH APPLICABLE TRADE SANCTION LAWS

This Bond does not apply to the extent that trade or economic sanctions law or other similar laws or regulations prohibit the Company from providing insurance.

PF-52903 (08/21)

ASSURED’S FUNDS TRANSFER AND SOCIAL ENGINEERING FRAUD
ENDORSEMENT

Named Assured				Endorsement Number
ABRDN FUNDS				1
Bond Number	Bond Period			Effective Date of Endorsement
J06017368	05-14-2022	to	05-14-2023	May 14, 2022

Issued By
Federal Insurance Company
THIS ENDORSEMENT CHANGES THE BOND. PLEASE READ IT CAREFULLY.
This endorsement modifies insurance provided under the following:
FINANCIAL INSTITUTION BOND FOR INVESTMENT COMPANIES
In consideration of the premium charged, it is agreed that solely with respect to coverage afforded under this
Endorsement, this Bond is amended as follows:
(1) Item 2., Single Loss Limits Of Liability – Deductible Amounts, of the Declarations is amended to include the following:
Insuring Clause	Single Loss Limit of Liability			Deductible Amount
Assured’s Funds Transfer and	1,000,000 Single/Aggregate			50,000
Social Engineering Fraud
(2) The following Insuring Clause is added:
12. Assured’s Funds Transfer and Social Engineering Fraud
Loss resulting directly from the transfer, payment, or delivery of an Assured’s Property on the faith of a
Command purportedly issued by:
a.	an employee of a Vendor instructing an Employee to transfer Property or change bank account information of such Vendor;
b.	a Director or other Employee who is authorized by the Assured to instruct another Employee to transfer Property; or
c.	the Assured to a financial institution directing such financial institution to transfer, pay, or deliver
Property from an account maintained by such Assured at such financial institution, but which Command was, in fact, fraudulently issued or fraudulently modified without the knowledge of the
Assured or any natural person set forth in (a) and (b) above.
As a condition precedent to coverage under 12.(a) and
12					.(b), the Employee acting on the Command must obtain Official Authorization prior to any single transfer, payment, or delivery of funds in excess of the Deductible Amount set forth in Paragraph 1 of this
Endorsement.
(3) The following Definitions are added:
Command means any:
a.	electronic instruction, including an e-mail, that is delivered through an Electronic Communication
System and that is capable of retention by the recipient at the time of receipt; or
b.	telex, or Telefacsimile instruction.

MS-345613 (06/22)

Official Authorization means a valid handwritten signature of at least two Employees, or an electronic record of entry and approval into a wire transfer system, accounting system, or similar system which is capable of maintaining and reproducing an audit trail which demonstrates that at least two Employees approved a transaction within their authority, provided that:

a.	a Forgery shall not be deemed an Official Authorization; and

b.	an Official Authorization shall not include a typed name in any form (including but not limited to e-
mail, letterhead or pre-printed material), but shall include electronic reproductions of handwritten signatures in any form.

Telefacsimile means a system of transmitting a facsimile of a tangible document by electronic signals over telephone lines to a piece of equipment maintained for the specific purpose of receiving such signals and printing such facsimile on a tangible medium.

Vendor means any entity or natural person that has provided specialized investment advice or other goods and services to the Assured pursuant to a written agreement. Vendor does not include any Customer, custodian, broker/dealer, administrator, property manager, counter-party, financial institution, or any similar entity.

(4) Exclusion 2.a. is deleted and replaced with the following:

a.	the acts of an Employee, except for loss covered under:

(1) Insuring Clause 2 or 3 which results directly from misplacement, mysterious unexplainable disappearance, or damage or destruction of Property; or

(2) Insuring Clause 11; or

(3) Insuring Clause 12.(a) or 12.(b);

(5) The following Exclusions are added:

This Bond does not cover loss resulting directly or indirectly from:

a.	any Command issued by a Customer or an authorized representative of the Customer; or

b.	any investment in Securities, or ownership in any corporation, partnership, real property, commodity or similar instrument, whether or not such investment is genuine or fraudulent. This Exclusion, however, shall only apply to Insuring Clauses 12.(a) or
12.(b);

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this policy shall remain unchanged.

FRAUDULENT TRANSFER INSTRUCTION ENDORSEMENT

Named Assured				Endorsement Number
ABRDN FUNDS				2
Bond Number		Bond Period		Effective Date of Endorsement
J06017368		05-14-2022	to 05-14-2023	May 14, 2022
Issued By
Federal Insurance Company
THIS ENDORSEMENT CHANGES THE BOND. PLEASE READ IT CAREFULLY.
This endorsement modifies insurance provided under the following:
FINANCIAL INSTITUTION BOND FOR INVESTMENT COMPANIES
In consideration of the premium charged, it is agreed that solely with respect to coverage afforded under this
Endorsement, this Bond is amended as follows:
(1) Item 2., Single Loss Limits Of Liability – Deductible Amounts, of the Declarations is amended to include the following:
Insuring Clause		Single Loss Limit of Liability		Deductible Amount
Fraudulent Transfer Instruction		$10,350,000		$50,000
(2) The following Insuring Clause is added:
14. Fraudulent Transfer Instruction
Loss resulting directly from the Assured having, in good faith, transferred, paid, or delivered Money or
Securities in reliance upon a Transfer Instruction that purports, and reasonably appears, to have originated from:
a.	the Customer;
b.	an Employee acting on instructions of such Customer; or
c.	a financial institution acting on behalf of such Customer with authority to make such instructions, but which Transfer Instruction was, in fact, fraudulently issued without the knowledge of the Assured,
Employee, or Customer.
As a condition precedent to coverage under this Insuring Clause , the:
i.	sender of the Transfer Instruction must have authenticated such Transfer Instruction with the
Customer’s authentication credentials or mechanism;
ii.	Employee acting on the Transfer Instruction must obtain Verification prior to any single transfer, payment, or delivery of funds in excess of the Deductible Amount set forth in Paragraph (1)
of this Endorsement; and
iii.	Assured shall assert any available claims, offsets, or defenses against such Customer, any financial institution, or any other party to the transaction.
(3) The Definition of Customer is deleted and replaced with the following:
Customer means any shareholder of an Assured which has a written agreement with the Assured to transfer such shareholder’s Money or Securities through a Voice Initiated Funds Transfer
Instruction or a Transfer Instruction.

PF-52913 (08/21)

(4) The following Definitions are added:
Telefacsimile means a system of transmitting a facsimile of a tangible document by electronic signals over telephone lines to a piece of equipment maintained for the specific purpose of receiving such signals and printing such facsimile on a tangible medium.
Transfer Instruction means those instructions, other than any Voice Initiated Funds Transfer
Instruction, which authorize the transfer of Money in a Customer’s account, or of a Customer’s
Securities, and which are:
a.	transmitted to the Assured via:
	i.	any electronic instruction, including an e-mail, that is delivered through an Electronic
Communication System and that is capable of retention by the recipient at the time of receipt;
	ii.	telex, or Telefacsimile instruction; or
	iii.	automated telephone system; and
b.	received by an Employee specifically authorized by the Assured to receive and act upon such instructions.
Verification means an Employee:
a.	attempted to verify the authenticity of such Transfer Instruction by communicating with the
Customer, or natural person purporting to be the Customer via any communication method, other than e-mail, prior to any single transfer, payment, or delivery of funds, and contemporaneously documented the communication method utilized and the result of such attempt in writing; and
b.	contemporaneously documented the use of the Customer’s authentication credentials or mechanism.
(5) Exclusion 2.a. is deleted and replaced with the following:
a.	the acts of an Employee, except for loss covered under:
	i.	Insuring Clause 2 or 3 which results directly from misplacement, mysterious unexplainable disappearance, or damage or destruction of Property; or
	ii.	Insuring Clause 11 or ;
(6) The following Exclusion is added:
This Bond does not cover loss resulting directly or indirectly from any Transfer Instruction from a:
a.	Customer; or
b.	natural person with authorized access to the Customer’s authentication credentials or mechanism.
The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Bond shall remain unchanged.

PF-52913 (08/21)

SCHEDULE OF OTHER ASSUREDS ENDORSEMENT

Named Assured				Endorsement Number
ABRDN FUNDS				3
Bond Number	Bond Period			Effective Date of Endorsement
J06017368	05-14-2022	to	05-14-2023	05-14-2022
Issued By
Federal Insurance Company

THIS ENDORSEMENT CHANGES THE BOND. PLEASE READ IT CAREFULLY.

This endorsement modifies insurance provided under the following:

FINANCIAL INSTITUTION BOND FOR INVESTMENT COMPANIES

In consideration of the premium charged, it is agreed that:

(1) In addition to the first named Assured, the Investment Company(ies) scheduled in Paragraph (2) of this
Endorsement is/are the other Assured(s) under this Bond.

(2) Schedule of Other Assureds:

Aberdeen Total Dynamic Dividend Fund Aberdeen Global Dynamic Dividend Fund Aberdeen Global Premier
Properties Fund Aberdeen Emerging Markets Equity Income Fund Aberdeen Income Credit Strategies Fund
abrdn Asia-Pacific Income Fund VCC Aberdeen Asia-Pacific Income Fund Aberdeen Australia Equity Fund
Aberdeen Global Income Fund	Aberdeen Japan Equity Fund Aberdeen Standard Global Infrastructure
Income Fund abrdn Funds, a series fund consisting of: O			abrdn China A Share Equity Fund O abrdn
Dynamic Dividend Fund O abrdn Emerging Markets Debt Fund O abrdn Emerging Markets Fund O abrdn
Emerging Markets Sustainable Leaders Fund (fka Aberdeen International Equity Fund) O abrdn Global
Absolute Return Strategies Fund O abrdn Global Equity Fund O abrdn Global Infrastructure Fund O abrdn
Intermediate Municipal Income Fund O abrdn International Real Estate Equity Fund O abrdn International
Small Cap Fund O abrdn Realty Income and Growth Fund O abrdn Short Duration High Yield Municipal
Fund O abrdn US Small Cap Equity Fund O abrdn US Sustainable Leaders Fund (fka Aberdeen U.S. Multi-
Cap Equity Fund) O abrdn US Sustainable Leaders Smaller Companies Fund (fka Aberdeen Focused U.S.
Equity Fund) O abrdn Ultra Short Municipal Income Fund O abrdn International Sustainable Leaders Fund
(fka Aberdeen Select International Equity Fund O abrdn Global Equity Impact Fund O abrdn Global High
Income Fund O EM SMA Completion Fund

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Bond shall remain unchanged.

PF-52916 (08/21)

AGGREGATE LIMIT OF LIABILITY ENDORSEMENT

Named Assured				Endorsement Number
ABRDN FUNDS				4
Bond Number	Bond Period			Effective Date of Endorsement
J06017368	05-14-2022	to	05-14-2023	May 14, 2022
Issued By
May 14, 2022

THIS ENDORSEMENT CHANGES THE BOND. PLEASE READ IT CAREFULLY.

This endorsement modifies insurance provided under the following:

FINANCIAL INSTITUTION BOND FOR INVESTMENT COMPANIES

In consideration of the premium charged, it is agreed that this Bond is amended as follows:

(1) The following is added to the Declarations:

Item 3. Aggregate Limit Of Liability: $10,350,000

(2) Section 8., Limit Of Liability, of the Conditions and Limitations is deleted and replaced with the following:

8. Limit Of Liability

A.	Aggregate Limit Of Liability

The Company’s total cumulative liability for all Single Loss of all Assureds discovered during the
Bond Period shall not exceed the Aggregate Limit Of Liability as stated in Item 3 of the Declarations.
Each payment made under the terms of this Bond shall reduce the unpaid portion of the Aggregate
Limit Of Liability until it is exhausted.

On exhausting the Aggregate Limit Of Liability by such payments:

(1) the Company shall have no further liability for loss or losses regardless of when discovered and whether or not previously reported to the Company; and

(2) the Company shall have no obligation under General Agreement 3 to continue the defense of the
Assured, and on notice by the Company to the Assured that the Aggregate Limit Of Liability has been exhausted, the Assured shall assume all responsibility for its defense at its own cost.

The unpaid portion of the Aggregate Limit Of Liability shall not be increased or reinstated by any recovery made and applied in accordance with Section 12., Subrogation – Assignment – Recovery. In the event that a loss of Property is settled by indemnity in lieu of payment, then such loss shall not reduce the unpaid portion of the Aggregate Limit Of Liability.

B.	Single Loss Limit Of Liability

The Company’s liability for each Single Loss shall not exceed the applicable Single Loss Limit Of
Liability as stated in Item 2 of the Declarations or the unpaid portion of the Aggregate Limit Of
Liability, whichever is less. If a Single Loss is covered under more than one Insuring Clause, the maximum payable shall not exceed the largest applicable Single Loss Limit Of Liability.

PF-53221 (08/21)

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Bond shall remain unchanged.

PF-53221 (08/21)

JOINT INSURED AGREEMENT
DIRECTORS/TRUSTEES & OFFICERS/ERRORS & OMISSIONS POLICY AND INDEPENDENT DIRECTORS LIABILITY POLICY

This AGREEMENT (“Agreement”) is dated as of May   , 2022, among the funds set forth in Schedule A to this Agreement (the “Funds”).  In this Agreement, the Funds are sometimes referred to collectively as the “Parties” and individually as a “Party.”

WHEREAS, each of the Parties is either a  management investment company registered under the Investment Company Act of 1940, as amended (the “Act”) (a “Registered Fund”), or in the case of abrdn Asia-Pacific Income Fund VCC (“FAP”), a Canadian listed fund and an investment fund governed under National Instrument 81-102 Investment Funds in Canada (a “Canadian Fund”);

WHEREAS, Rule 17d-1(d)(7) under the Act permits arrangements regarding liability insurance policies among U.S. registered investment companies and their affiliates provided certain conditions are met;

WHEREAS, FAP has the corporate power and authority to participate in this Agreement; and

WHEREAS, the Board members on behalf the Funds (including, for the Registered Funds, a majority of the Board members who are not “interested persons” of the relevant Registered Fund, as defined by Section 2(a)(19) of the Act) have given due consideration to the amount and ratable allocation of premiums for a joint insured directors/trustees and officers and errors and omissions liability policy (the “Joint D&O/E&O Policy”) and joint Independent Directors/Trustees Liability Policy (the “Joint IDL Policy” and with the Joint D&O/E&O Policy, the “Policy”) and (i) have approved each particular Fund’s participation in such policy as being in the best interests of that Fund, and (ii) have determined that the allocation of the premium for the joint insurance policy to be allocated to each particular Fund as set forth herein is fair and reasonable to that Fund; and

WHEREAS, pursuant to the requirements of 17d-1(d)(7)(iii) of the Act, the Policy does not exclude coverage for bona fide claims made against any Board member who is not an interested person of the Registered Funds, or against a Registered Fund if it is a co-defendant in the claim with the disinterested Board member, by another person insured under the Policy.

NOW, THEREFORE, the Parties hereto, in consideration of the mutual covenants contained herein, hereby agree as follows:

1.                                      Joint Policy.  To insure the Parties to this Agreement, and their respective Board members and officers, against their errors or omissions, the Parties shall purchase, as applicable, a Joint D&O/E&O Policy and a Joint IDL Policy from reputable insurance companies (collectively, the “Insurer”).

1

2.                                      Limits of Liability.  The limit of the Insurer’s liability under the Policy shall not be less than the amount approved by the Board of each of the Parties.

3.                                      Allocation of Premium.  Each Fund agrees to pay its proportionate share of the total premium due under the Policy, which shall be determined based upon each Fund’s share of the sum of the premiums that would have been paid if such insurance coverage were purchased separately by the insured parties and shall be determined by the Boards of the Funds to be a fair and reasonable allocation of the premiums. At the inception of this Agreement, the allocation of the premium is based on the premium spend of each Fund as a proportion of the total combined premium for each Fund’s previous separate insurance programs.

4.                                      Allocation of Recovery.

(a)                                 The term “Fund Loss” for a Fund as used in this Section 4 shall mean any Loss or Losses (as such term or similar term is defined in the Policy) sustained by that Fund or by or on behalf of an officer, Board member or (if applicable) employee of the Fund in his or her capacity as such (collectively, the “Fund Insureds”) for which (i) the Insurer has acknowledged a partial or complete exhaustion of any applicable Retention or Retentions (as such term or similar term is defined in the Policy), (ii) actual payment is made under the Policy by the Insurer to one or more Fund Insureds of the Fund (whether on the Fund’s behalf or on behalf of another Fund Insured), or (iii) the Insurer would have acknowledged or paid under the Policy if the limits of the Insurer’s liability under the Policy had not been exhausted.  The term “Related Fund Loss” shall mean any related or interrelated (as such term or similar term is defined and addressed in the Policy) Fund Losses sustained by a Fund Insured in connection with one or more of a number of claims that are treated as a single claim under the Policy for a particular policy period.  The term “Recovery” shall mean the aggregate amount acknowledged or paid by the Insurer to a Fund Insured (or would have been acknowledged or paid by the Insurer but for the exhaustion of the Insurer’s limits of liability), with respect to any Fund Losses or Related Fund Losses.  For purposes of the allocation of proceeds under this Section 4, any Losses sustained by any insured officer, Board member or (if applicable) employee of any Fund shall be deemed to be Fund Losses of such Fund.

(b)                                 If more than one of the Fund Insureds of one or more Funds sustain any Fund Loss for which Recovery is actually acknowledged or received under the Policy during a single policy period, then the Fund Insureds of each such Fund shall receive that portion of the Recovery that is sufficient in amount to reimburse or indemnify the Fund Insureds of each such Fund in full for the Fund Loss sustained by them or on behalf of another Fund Insured, unless the Recovery is less than the amount needed to fully reimburse or indemnify all such Fund Insureds sustaining such Fund Loss.

(c)                                  If the Recovery is less than the amount required to fully reimburse or indemnify all Fund Insureds sustaining any Fund Losses covered under a single policy period because the Insurer’s limits of liability under the Joint D&O/E&O Policy have been exhausted, then the Recovery shall be allocated fairly and reasonably among the Funds whose Fund Insureds sustained such Fund Losses in proportion to the Joint D&O/E&O Policy premium paid by each such Fund.

2

(d)                                 If the Recovery is less than the amount required to fully reimburse or indemnify all Fund Insureds of a Fund sustaining any Fund Losses covered under a single policy period because the Insurer’s limits of liability under the Joint IDL Policy have been exhausted, or would have been covered but for the exhaustion of the Insurer’s limits of liability, then the Recovery shall be allocated fairly and reasonably among the Funds whose Fund Insureds sustained those Fund Losses in proportion to the Joint IDL Policy premium paid by each such Fund.

(e)                                  If the Fund Insureds of any Fund are unable to fully recover the amount required to fully reimburse or indemnify any and all Fund Losses sustained by such Fund Insureds under a Policy in a given policy period up to that Fund’s proportional allocated amount pursuant to paragraphs 4(c) or (d) hereof because the Insurer has fully paid its limit of liability under such policy period, and the Fund Insureds of any other Fund have recovered under that Policy in the same policy period above the proportional  amount that would have been allocated to them had all Fund Losses sustained by all Fund Insureds been allocated pursuant to paragraphs 4(c) or (d) hereof (a “Full Allocation”), then the Fund or Funds whose Fund Insureds receiving such payment above their proportional allocated amount shall reimburse those Funds whose Fund Insureds that were unable to recover what would have been their full proportional allocated amounts from the Insurer had there been a Full Allocation and any Fund Insureds receiving any payment above their proportional allocated amount either from the Insurer or another Fund Insured(s) shall continue to reimburse any such Fund Insureds that have not been paid their proportional allocated amount until all Fund Losses incurred by all Fund Insured in any single policy period are proportionally allocated pursuant to paragraphs 4(c) or (d) hereof.

(f)                                   In the event it is finally adjudicated that any payment of any Fund Losses, or any portion of any Fund Losses, are not insurable or covered under the Policy and subject to repayment to the Insurer and the replenishment of the limits of liability pursuant to the terms, conditions and exclusions of the Policy, such repayments demanded by and actually paid to the Insurer and deemed a replenishment of the limit of liability in the applicable policy period shall then be applied and paid to any Fund Insured on the proportional allocated basis otherwise required pursuant to paragraphs 4(c), (d) or (e) hereof.

5.                                      Term.   Subject to paragraph 7 hereof, this Agreement shall remain in effect as long as (a) the Board members of the Registered Funds (including a majority of the Board members of the relevant Registered Funds who are not “interested persons,” as defined by Section 2(a)(19) of the Act, of such Party) makes the annual determinations respecting the Policy required under Rule 17d-1(d)(7), and (b) the Board of each Fund annually approves the renewal of the Policy.

6.                                      Withdrawal and Amendments.   Any Party may withdraw from this Agreement at any time and cease to be Party hereto (except with respect to Fund Losses actually incurred prior to such withdrawal) by giving written notice to the other Parties of such withdrawal.  Upon withdrawal, a withdrawing Party shall be entitled to receive any premium rebated by the Insurer with respect to such withdrawal as is determined by the Parties to be equitable.  This Agreement may be amended by the Parties hereto in a written agreement signed by all such Parties.

3

7.                                      Governing Law.   This Agreement shall be construed in accordance with the laws of the state of Delaware.

8.                                      No Assignment.  This Agreement is not assignable.

9.                                      Notices.   All notices and other communications hereunder shall be in writing or electronic and shall be addressed to the Parties by mail at abrdn Inc., 1900 Market Street, Suite 200, Philadelphia, PA 19103, Attn: Product Governance and electronically at ProductGovernanceUS@abrdn.com.

10.                               Counterparts.  This Agreement may be executed in any number of counterparts, each of which, when executed and delivered shall be deemed to be an original, but all of which together shall constitute one and the same instrument.

IN WITNESS WHEREOF, each of the Parties hereto has duly executed this Agreement as of the day and year first above written.

abrdn Funds, on behalf of its series portfolios, individually and not jointly
Aberdeen Emerging Markets Equity Income Fund, Inc.
Aberdeen Australia Equity Fund, Inc.
Aberdeen Asia-Pacific Income Fund, Inc.
Aberdeen Global Income Fund, Inc.
The India Fund, Inc.
Aberdeen Japan Equity Fund, Inc.
Aberdeen Income Credit Strategies Fund
Aberdeen Global Dynamic Dividend Fund
Aberdeen Total Dynamic Dividend Fund
Aberdeen Global Premier Properties Fund
Aberdeen Standard Global Infrastructure Income Fund
abrdn Asia-Pacific Income Fund VCC

By:
Title:

4

SCHEDULE A

TO JOINT INSURED AGREEMENT

Dated May   , 2022

Funds participating in the Agreement as of May   , 2022

abrdn Funds, on behalf of its series portfolios, individually and not jointly abrdn U.S. Sustainable Leaders Smaller Companies Fund

abrdn U.S. Small Cap Equity Fund

abrdn China A Share Equity Fund

abrdn Emerging Markets Sustainable Leaders Fund

abrdn Global Equity Fund

abrdn Emerging Markets Fund

abrdn Emerging Markets Debt Fund

abrdn Global Absolute Return Strategies Fund

abrdn International Small Cap Fund

abrdn Intermediate Municipal Income Fund

abrdn U.S. Sustainable Leaders Fund

abrdn Dynamic Dividend Fund

abrdn Global Infrastructure Fund

abrdn Short Duration High Yield Municipal Fund

abrdn International Real Estate Equity Fund

abrdn Realty Income & Growth Fund

abrdn Ultra Short Municipal Income Fund

abrdn Global High Income Fund

abrdn International Sustainable Leaders Fund

abrdn Global Equity Impact Fund

Aberdeen Emerging Markets Equity Income Fund, Inc.

Aberdeen Australia Equity Fund, Inc.

Aberdeen Asia-Pacific Income Fund, Inc.

Aberdeen Global Income Fund, Inc.

The India Fund, Inc.

Aberdeen Japan Equity Fund, Inc.

Aberdeen Income Credit Strategies Fund

Aberdeen Global Dynamic Dividend Fund

Aberdeen Total Dynamic Dividend Fund

Aberdeen Global Premier Properties Fund

Aberdeen Standard Global Infrastructure Income Fund

abrdn Asia-Pacific Income Fund VCC

Acknowledged:

abrdn Funds, on behalf of its series portfolios, individually and not jointly

Aberdeen Emerging Markets Equity Income Fund, Inc.
Aberdeen Australia Equity Fund, Inc.
Aberdeen Asia-Pacific Income Fund, Inc.
Aberdeen Global Income Fund, Inc.
The India Fund, Inc.
Aberdeen Japan Equity Fund, Inc.
Aberdeen Income Credit Strategies Fund
Aberdeen Global Dynamic Dividend Fund
Aberdeen Total Dynamic Dividend Fund
Aberdeen Global Premier Properties Fund
Aberdeen Standard Global Infrastructure Income Fund
abrdn Asia-Pacific Income Investment Fund VCC

By:
Title: